# EDGAR Submission Header Summary

| | |
|---|---|
| **Submission Type** | **8-K** |
| **Live File** | **on** |
| **Return Copy** | **on** |
| **Submission Contact** | **Jennifer Ackart** |
| **Submission Contact Phone Number** | **727-567-4303** |
| **Exchange** | **NONE** |
| **Confirming Copy** | **off** |
| **Filer CIK** | **0000720005** |
| **Filer CCC** | **xxxxxxxx** |
| **Period of Report** | **02/29/12** |
| **Item IDs** | **8.01** |
| **Notify via Filing website Only** | **off** |
| **Emails** | **doug.krueger@raymondjames.com** |
| | **michael.castellani@raymondjames.com** |
| | **jennifer.ackart@raymondjames.com** |
| | **jonathan.oorlog@raymondjames.com** |
| | **mike.badal@raymondjames.com** |
| | **megan.nelson@raymondjames.com** |
| | **rjbank-finance@rjlan.rjf.com** |
| | **nancy.coan@raymondjames.com** |
| | **jesus.jimenez@raymondjames.com** |

## Documents

| | |
|---|---|
| **8-K** | **k_8022912.htm** |
| | **8-K** |
| **8-K** | **submissionpdf.pdf** |
| | **PDF** |

## Module and Segment References

## SEC EDGAR XFDL Submission Header


```
<?xml version="1.0"?>
<XFDL version="5.0.0">
	<page sid="PAGE1">
		<combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
		<radio sid="SubTable_live_"><value>on</value></radio>
		<check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
		<field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
		<field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
		<popup sid="SubSro_sroId_"><value>NONE</value></popup>
		<check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
		<field sid="SubFiler_filerId_"><value>0000720005</value></field>
		<field sid="SubFiler_filerCcc_"><value>aw6c#pmc</value></field>

		<field sid="SubTable_periodOfReport_"><value>02/29/12</value></field>
		<combobox sid="SubItem_itemId_"><value>8.01</value></combobox>
		<combobox sid="SubTable_itemSubmissionType_"><value></value></combobox>
	</page>
	<page sid="PAGE2">
		<field sid="SubDocument_conformedName_"><value>k_8022912.htm</value></field>
		<combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
		<field sid="SubDocument_description_"><value>8-K</value></field>
		<data sid="data1"><filename>k_8022912.htm</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_1"><value>submissionpdf.pdf</value></field>
		<combobox sid="SubDocument_conformedDocumentType_1"><value>8-K</value></combobox>
		<field sid="SubDocument_description_1"><value>PDF</value></field>
		<data sid="data2"><filename>submissionpdf.pdf</filename><mimedata /></data>
	</page>
	<page sid="PAGE3">
		<check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
		<field sid="SubInternet_internetAddress_"><value>doug.krueger@raymondjames.com</value></fiel
		<field sid="SubInternet_internetAddress_1"><value>michael.castellani@raymondjames.com</value
		<field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></
		<field sid="SubInternet_internetAddress_3"><value>jonathan.oorlog@raymondjames.com</value></
		<field sid="SubInternet_internetAddress_4"><value>mike.badal@raymondjames.com</value></field
		<field sid="SubInternet_internetAddress_5"><value>megan.nelson@raymondjames.com</value></fie
		<field sid="SubInternet_internetAddress_6"><value>rjbank-finance@rjlan.rjf.com</value></fiel
		<field sid="SubInternet_internetAddress_7"><value>nancy.coan@raymondjames.com</value></field
		<field sid="SubInternet_internetAddress_8"><value>jesus.jimenez@raymondjames.com</value></fi
	</page>
</XFDL>
```

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

# FORM 8-K

**CURRENT REPORT**
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

**February 29, 2012**
Date of report (date of earliest event reported)

# Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

**Florida**
(State or Other Jurisdiction of Incorporation)

| **1-9109** | **59-1517485** |
|---|---|
| (Commission File Number) | (IRS Employer Identification No.) |

**880 Carillon Parkway St. Petersburg, FL 33716**
(Address of Principal Executive Offices)  (Zip Code)

**(727) 567-1000**
(Registrant's Telephone Number, Including Area Code)

**Not Applicable**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01      Other Events**

James N. Augustine, Jr., an Executive Officer of the Company and Executive Vice President – Fixed Income Capital Markets – Raymond James & Associates, Inc., has resigned effective February 29, 2012.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: February 29, 2012                              By:     /s/ Jeffrey P. Julien
                                                             Jeffrey P. Julien
                                                             Executive Vice President - Finance
                                                             Chief Financial Officer and
                                                             Treasurer